Exhibit 5.1
Stearns Weaver Miller
Weissler Alhadeff & Sitterson, P.A.
Miami ■ Ft. Lauderdale ■ Tampa
August 14, 2009
Mr. Alan B. Levan
Chairman, Chief Executive Officer and President
BFC Financial Corporation
2100 W. Cypress Creek Road
Fort Lauderdale, Florida 33309

Re:	BFC Financial Corporation Registration Statement on Form S-4
Dear Mr. Levan:
     We have acted as counsel to BFC Financial Corporation, a Florida corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission of a Registration Statement on Form S-4 and Amendment No. 1 thereto (collectively, the “Registration Statement”) with respect to the registration of 44,769,038 shares (the “Shares”) of the Company’s Class A Common Stock, par value $0.01 per share, which may be issued by the Company under the terms and conditions of that certain Agreement and Plan of Merger, dated as of July 2, 2009 (the “Merger Agreement”), by and among the Company, WDG Merger Sub, LLC, a wholly-owned subsidiary of the Company, and Woodbridge Holdings Corporation, as described in the Registration Statement.
     In connection with our opinion, we have examined the Registration Statement, including all exhibits thereto, as filed with the Securities and Exchange Commission, the Company’s Amended and Restated Articles of Incorporation and By-laws, in each case as amended to date and proposed to be amended in connection with the merger contemplated by the Merger Agreement (the “Merger”), as well as such other documents and proceedings as we have considered necessary for the purposes of this opinion. We have also examined and are familiar with the proceedings taken by the Company to authorize the issuance of the Shares pursuant to the terms and conditions of the Merger Agreement.
     In rendering this opinion, we have undertaken no independent review of the operations of the Company. Instead, we have relied solely upon the documents described above. In examining such documents, we have assumed, without independent investigation, (i) the authenticity of all documents submitted to us as originals, (ii) the conformity to original documents of all documents submitted to us as certified or photostatic copies, (iii) the authenticity of the originals of such latter documents and (iv) that actual information supplied to us was accurate, true and complete. In addition, as to questions of fact material to the opinions expressed herein, we have relied upon such certificates of public officials, corporate agents, officers and representatives of the Company and such other certificates as we deemed relevant.
150 West Flagler Street, Suite 2200 ■ Miami, Florida 33130 ■ Phone (305) 789-3200 ■ Fax (305) 789-3395 ■ www.stearnsweaver.com

     Our opinions expressed below are subject to the qualification that we express no opinion as to any law of any jurisdiction other than the law of the State of Florida and the federal law of the United States of America.
     Based upon the foregoing, and having regard to legal considerations which we deem relevant, we are of the opinion that, following the effectiveness of the Registration Statement, the effectiveness of the Merger pursuant to the terms and conditions of the Merger Agreement and the issuance and delivery of the Shares in accordance with the terms and conditions of the Merger Agreement, the Shares will be validly issued, fully paid and non-assessable.
     We are also of the opinion that the discussion in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences of the Merger,” subject to the qualifications and limitations set forth therein, and insofar as it summarizes United States federal income tax law relating to the Merger, is accurate in all material respects.
     We hereby consent to the inclusion of this opinion letter as an exhibit to the Registration Statement and to any references to this firm in the Registration Statement.
Very truly yours,
/s/ STEARNS WEAVER MILLER WEISSLER
ALHADEFF & SITTERSON, P.A.
■ www.stearnsweaver.com ■